James I. Lundy, III
Attorney at law

1701 Pennsylvania Avenue, nw
Suite 300
Washington, DC 20006
(202) 349-7130
(202) 318-4623

JILundyIII@Verizon.net

August 20, 2009
-Via EDGAR and Facsimile-
Ms. Kathryn S. McHale
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549-4720

Re:	Southwest Bancorp, Inc. Stillwater, Oklahoma Form 10-K for December 31, 2008 Form 10-Q for March 31, 2009 Definitive Proxy Statement filed March 17, 2009 File Nos. 0-23064; 001-34110
Dear Ms. McHale:
          This letter includes the responses of Southwest Bancorp, Inc., Stillwater, Oklahoma (“Southwest”), to the staff’s comments communicated by letter dated July 17, 2009 (the “Comment Letter”). Staff of the Commission granted an extension for this reply to August 21, 2009.
          I serve as special legal counsel to Southwest, and, in preparing this letter, have relied upon factual information, information regarding accounting principles, and statements of intention provided by its management. The text of each of the comments numbered 1 though 5 has been reproduced below, followed by Southwest’s response. The written acknowledgment by Southwest requested in the comment letter is enclosed.
Form 10-K for the year ended 12-31-2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Provision and Allowance for Loan Losses, page 11
1.	We note the continued deterioration in the credit quality of your loan portfolio over the past year and the first quarter of 2009, which has resulted in increases to both your nonperforming and impaired loans, provision, and your allowance for loan losses. We also note your disclosures herein and similar disclosures in your subsequently filed Form 10-Q regarding the increases of both the dollar amount and the percentage of the allowance to loans which have increased during these periods. You state these increases are the result of growth in portfolio loans, increased net charge-offs, and increase in the allowance related to impaired loans as well as increases in other risk factors including

United States Securities and Exchange Commission
August 20, 2009

increases in potential nonperforming loans and national and local economic trends. Please tell us and revise future filings to provide for enhanced disclosures explaining the impact that each of these factors and trends had on your determination of the provision and allowance for loan losses.
Response
In establishing the adequacy of allowance for loan losses, management follows the accounting guidance provided in SFAS 114, Accounting by Creditors for Impairment of a loan, and SFAS No. 5, Accounting for Contingencies. The allowance for loan and lease losses on impaired loans is determined in accordance with SFAS 114. Each loan deemed to be impaired (all loans on nonaccrual) is evaluated on an individual basis using the discounted present value of expected cash flows at the loan’s effective rate, the fair value of collateral, or the market value of the loan, and a specific allowance is recorded based on the result consistent with SFAS 114. (Please also see response number 2, below.) Allowances for loans other than impaired loans are calculated based on SFAS 5. Estimated allowances on them are based on a number of factors. These factors include, but are not limited to, historical net charge-offs by loan type, economic and business conditions, recent appraised values, changes in the ability or depth of lending staff, lending policies and procedures, quality of loan review, growth and changes in the composition of the loan portfolio, loss and recovery trends, asset quality trends, and legal and regulatory considerations. There is no one factor, or group of factors, that produces the amount of an appropriate allowance for loan losses, as the methodology for assessing the allowance for loan losses makes use of evaluations of individual impaired loans along with other factors and analysis of loan categories. This assessment is highly qualitative, and relies upon judgments and estimates by management. However, in future filings Southwest will provide additional disclosure of the principal factors that management considered in determining to increase or decrease the allowance for the period. Presented below are the types of disclosures that Southwest would make for the periods ended March 31 and June 30, 2009. Please note that Southwest included some of this additional disclosure in its June 30, 2009 Form 10-Q.
March 31, 2009. At March 31, 2009, the allowance for non-impaired loans determined under SFAS 5 was $37.8 million (1.54% of the outstanding balance of such loans), compared to $34.4 million (1.41% of the outstanding balance of such loans) at December 31, 2008, an allowance increase of $3.4 million or 10%. The increase in the allowance related to these non-impaired loans mainly resulted from consideration of certain trends and qualitative factors, which included an increase in net charge-offs; management’s assessment of increasing overall economic risk (particularly with respect to the commercial and commercial real estate markets Southwest serves); asset quality trends, including increased levels of potential problem loans; and loan concentrations in commercial real estate and construction loans, which together comprise approximately 70% of our loan portfolio at March 31, 2009.
At March 31, 2009, the total allowance for loan losses was $46.3 million, an increase of $6.5 million, or 16%, from the allowance for loan losses at December 31, 2008 of $39.8 million. The total allowance was 1.83% and 1.59% of total portfolio loans at March 31, 2009 and December 31, 2008, respectively.
June 30, 2009. At June 30, 2009, the allowance for non-impaired loans determined under SFAS 5 was $41.3 million (1.57% of the outstanding balance of such loans, or 1.64% excluding loans

United States Securities and Exchange Commission
August 20, 2009

acquired on June 19, 2009 by Bank of Kansas in an FDIC assisted transaction), compared to $34.4 million (1.41% of the outstanding balance of such loans) at December 31, 2008, an allowance increase of $6.9 million or 20%. The increase in the allowance related to non-impaired loans mainly resulted from portfolio loan growth for the first six months of 2009 of 8% and consideration of certain trends and qualitative factors, which included an increase in net charge-offs; management’s assessment of increasing overall economic risk (particularly with respect to the commercial and commercial real estate markets Southwest serves); asset quality trends, including increased levels of potential problem loans; and loan concentrations in commercial real estate and construction loans, which together comprise approximately 72% of our loan portfolio at June 30, 2009.
At June 30, 2009, the total allowance for loan losses was $51.8 million, an increase of $12.0 million, or 30%, from the allowance for loan losses at December 31, 2008. The total allowance was 1.91% and 1.59% of total portfolio loans at June 30, 2009 and December 31, 2008, respectively.
2.	We note that your impaired loans have increased from $19.5 million as of December 31, 2007 to $59.3 million and $70 million as of December 31, 2008 and March 31, 2009, respectively. We also note disclosures on page 46 of your Form 10-K and page 10 of your subsequently filed Form 10-Q that these impaired loans are predominantly the result of two and three lending relationships, respectively. Please tell us and revise future filings beginning with your Form 10-Q for the period ended June 30, 2009 to provide enhanced disclosure and a further understanding of the composition of and related provisioning and charge-offs relating to your impaired loans. Further information relating to the borrowers (e.g. borrower’s industry, the type and number of loans, discussion of underlying collateral, performance of the borrower, loan restructurings, etc.) would be helpful to a reader of your financial statements.
Response
As noted in our response to Comment 1. above, we provide reserves for impaired loans in accordance with SFAS 114 on an individual basis using the discounted present value of expected cash flows at the loan’s effective rate, the fair value of collateral, or the market value of the loan As a result the amount and level of impairment reserves are ultimately determined on the amount of expected future cash flow or liquidation of collateral, if the loan is collateral dependent, which may vary from period to period depending on changes to the financial condition of the borrower or changes to the estimated value of the collateral. The impairment reserves established for the three relationships disclosed in our March 31, 2009 Form 10-Q, were determined based upon the respective appraised value of the underlying collateral. All three of these lending relationships are in the real estate industry and include a residential condominium construction project with three loans outstanding, an apartment complex rehabilitation project with three loans outstanding, and a lending relationship consisting of three loans that include a residential land development and two retail commercial real estate buildings for lease. In future filings we will include additional disclosure related to the borrowers and the reason as applicable for the nature of any changes to the associated impairment reserve.

United States Securities and Exchange Commission
August 20, 2009

Presented below are the types of disclosures that Southwest would make for the period ended June 30, 2009. Please note that Southwest included much of this additional disclosure in its June 30, 2009 Form 10-Q. Southwest will provide similar, enhanced disclosures in future filings.
Allowance, Charge-offs, and Provisions. The allowance for loan and lease losses on impaired loans is determined in accordance with SFAS 114, Accounting for Impairment of a Loan. Each loan deemed to be impaired (all loans on nonaccrual) is evaluated on an individual basis using the discounted present value of expected cash flows at the loan’s effective rate, the fair value of collateral, or the market value of the loan, and a specific allowance is recorded based on the result consistent with SFAS 114. Collateral dependent loans are evaluated for impairment based upon the fair value of the collateral. The amount and level of the impairment allowance is ultimately determined by management’s estimate of the amount of expected future cash flows or, if the loan is collateral dependent, on the value of collateral, which may vary from period to period depending on changes in the financial condition of the borrower or changes in the estimated value of the collateral. Charge-offs against the allowance of impaired loans are made when and to the extent the loan is deemed uncollectible. Any portion of a collateral dependent impaired loan in excess of the fair value of the collateral that is determined to be uncollectible is charged off. The amount of the loan loss provision for a period is based solely upon the amount needed to cause the allowance to reach the level deemed appropriate, after the effects of net charge-offs for the period.
June 30, 2009. Impaired loans at June 30, 2009 are comprised of 48 relationships and are primarily centered in real estate construction (49%), commercial loans (13%), and commercial real estate (27%). At June 30, 2009, impaired loans include three collateral dependent lending relationships with aggregate principal balances of approximately $42.3 million. Relationships consist of a residential condominium construction project; an apartment complex rehab project, and a lending relationship that includes a residential land development and two retail commercial real estate buildings for lease. The impairment allowance related to these relationships totals $5.3 million based on appraised values. At June 30, 2009, the allowance on the $74.2 million in impaired loans (excluding $8.6 million in impaired loans acquired on June 19, 2009 by Bank of Kansas in an FDIC assisted transaction) was $10.5 million (14.1% of the outstanding balance of impaired loans), compared with an allowance on $59.3 million in impaired loans at December 31, 2009 of $5.4 million (9.1% of the outstanding balance of impaired loans).
3.	Please tell us and consider revising future filings to present the nonaccrual loans in your table on page 13 separately for each loan category.
Response
     The table below, which was included in Southwest’s Quarterly Report on Form 10-Q for the period ending June 30, 2009, includes disclosure of nonperforming loans by loan category at June 30, 2009 and December 31, 2008. This disclosure will be included in future filings.

United States Securities and Exchange Commission
August 20, 2009

	June 30,	December 31,
(Dollars in thousands)	2009	2008

Nonaccrual loans:
Commercial real estate	$22,164	$9,881
One-to-four family residential	8,838	474
Real estate construction	40,820	37,346
Commercial	10,978	11,598
Other consumer	12	11

Total nonaccrual loans (1)	$82,812	$59,310

Past due 90 days or more:
Commercial real estate	8,089	9
One-to-four family residential	1,482	39
Real estate construction	2,157	4,005
Commercial	44	547
Other consumer	295	73

Total past due 90 days or more	12,067	4,673

Total nonperforming loans	94,879	63,983
Other real estate owned	8,941	6,092

Total nonperforming assets	$103,820	$70,075

Nonperforming loans to portfolio loans receivable	3.51%	2.56%
Allowance for loan losses to nonperforming loans	54.55%	62.16%
Nonperforming assets to portfolio loans receivable and other real estate owned	3.83%	2.80%

(1)	The government-guaranteed portion of loans included in these totals was $859,000 and $1.1 million, respectively.
Definitive Proxy Statement on Schedule 14A filed March 17, 2009
Certain Relationships and Related Transactions, page 29
4.	We note your disclosure with regard to loans or extensions of credit to related persons; in future filings, please conform this disclosure to the language in Instruction 4(c) of Item 404 of Regulation S-K to clarify that the loans are on the same terms as those made to persons not related to the lender.
Response
Southwest will revise disclosures to conform to the language of Instruction 4(c) in future filings.
Form 10-Q for the period ended March 31, 2009
Note 5: Loans and Other Real Estate
5.	We note your disclosure on page 10 that for nonaccrual collateral dependent lending relationships, you determine the related impairment reserves based upon recent appraisal values. As it relates to these loans please tell us and revise your future filings beginning with your Form 10-Q for the period ended June 30, 2009 to disclose the following:

United States Securities and Exchange Commission
August 20, 2009

•	How and when you obtain original and updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provisions(s) and charge-offs;

•	The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provisions or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

•	How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extensions, changes to interest rates, etc.).
Response
Independent appraisals on real estate collateral securing loans are obtained at origination. New appraisals are obtained periodically and upon discovery of factors that may significantly affect the value of the collateral. Appraisals usually are received within 30 days of the request and are reviewed promptly after receipt. Results of appraisals on nonperforming and potential problem loans also are reviewed monthly, and, for collateral dependent loans, are used to determine the amount of the required allowance. Southwest is not aware of any significant time lapses in the process that have resulted, or would result in, a significant delay in determination of a credit weakness, the identification of a loan as nonperforming, or the measurement of an impairment.
Collateral dependent loans are evaluated for impairment based upon the fair value of the collateral. Charge-offs against the allowance of impaired loans are made when and to the extent the loan is deemed uncollectible. Any portion of a collateral dependent impaired loan in excess of the fair value of the collateral that is determined to be uncollectible is charged off.
It is unusual for loans with partial charge-offs to return to performing status. Our policies with respect to returning loans to performing status follow generally accepted accounting standards and instructions to reports of condition and income of federal banking regulators, which provide that a nonaccrual loan may be returned to accrual status when none of its principal and interest is due and unpaid, repayment is expected and there has been a sustained period (at least six months) of repayment performance, when the loan is not brought current, but there is a sustained period of performance and repayment within a reasonable period is reasonably assured, or when the loan otherwise becomes well secured and in process of collection. Loans that have been restructured because of weakened financial positions of the borrowers also may be returned to accrual status if repayment is reasonably assured under the revised terms and there has been a sustained period of repayment performance.

United States Securities and Exchange Commission
August 20, 2009

Form 10-Q for the quarter ended June 30, 2009
The June 30, 2009 10-Q, which was filed on August 7, 2009, contains disclosures addressing the above comments, although it does not have all of the information included in the above responses. Future filings will include expanded disclosure as state above.
          Please contact me if you require additional information. I can be reached at 202.349.7130, fax 202.318.4623, or email at JILundyIII@Verizon.net.

Very truly yours,
/s/ James I. Lundy III

Enclosure

cc:	Securities and Exchange Commission Eric Envall Southwest Bancorp, Inc. Rick Green President and Chief Executive Officer Kerby E. Crowell Executive Vice President and Chief Financial Officer

Statement to Accompany
Response to Securities and Exchange Commission
Comment Letter
          Southwest Bancorp, Inc. (the “Company”) provides this statement in connection with its response of even date herewith to the comment letter dated July 17, 2009, from staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009 (the “filings”).
          As requested by the Commission in the referenced comment letter, the Company hereby acknowledges the following:
          1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
          2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
          3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SOUTHWEST BANCORP, INC.

By:	/s/ Rick Green

Rick Green
President and Chief Executive Officer

Date: August 20, 2009
By	/s/ Kerby E. Crowell

Kerby E. Crowell
Executive Vice President, Chief Financial Officer
and Secretary

Date: August 20, 2009